UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On January 1, 2025, Thomas E. Hogan, current chairman of the board of directors (the “Board”), of Cellebrite DI Ltd. (the “Company” or “Cellebrite”) began serving as interim CEO, as part of a planned leadership transition.

As part of Cellebrite’s ongoing commitment to best practices in board governance, specifically those related to the separation of duties between the CEO and Board chairman. Mr. Hogan will not serve as Board chairman during his tenure as interim CEO and Adam H. Clammer, Cellebrite’s current lead independent director, has assumed the duties of Board chairman, effective as of January 1, 2025. Mr. Hogan will remain on the Board and intends to revert to his position as Board chairman upon the eventual appointment of a new CEO of the Company.

Further effective on January 1, 2025, the Board appointed Michael D. Capellas to the Board as a Class II director of the Company, to serve until the Company’s annual meeting of shareholders to be held in 2026. Mr. Capellas will serve as the Board’s lead independent director, replacing the role vacated by Mr. Clammer.

Mr. Capellas has served as founder and CEO of Capellas Strategic Partners, a strategic technology advisory firm, since November 2012. His leadership experience includes serving as the founding Chairman and CEO of VCE (Virtual Computing Company) a joint venture between Cisco, EMC and VMware, which developed and commercialized an innovative platform for cloud computing; Chairman and CEO of First Data Corporation; CEO and director of MCI (previously WorldCom); Chairman, President and CEO of Compaq Computer Corporation and President of Hewlett-Packard Company following the merger of Compaq and Hewlett-Packard. Mr. Capellas currently serves as the lead independent director of Cisco Systems, Inc. (NASDAQ: CSCO) in addition to other current and past board assignments.

On January 6, 2025, Cellebrite issued a press release titled “Cellebrite Appoints Michael D. Capellas to Board of Directors as Lead Independent Director.” A copy of this press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Cellebrite Appoints Michael D. Capellas to Board of Directors as Lead Independent Director.” (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: January 6, 2025	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira, Adv.
General Counsel

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